Exhibit (a)(5)(D)

Landry’s Announces Launch of Financing for Its Acquisition of McCormick & Schmick’s

HOUSTON, Nov. 28, 2011 /PRNewswire/ -- Landry’s, Inc. (“Landry’s”) today announced that it intends to offer, subject to market and other conditions, $90 million aggregate principal amount of its 11 5/8% Senior Secured Notes due 2015 (the “Landry’s Notes”).  To facilitate the financing, Landry’s indirect wholly-owned subsidiary, Landry’s Acquisition Co., intends to offer notes (the “Stage I Notes” and, together with the Landry’s Notes, the “Notes”) that automatically will be exchanged for Landry’s Notes upon consummation of the previously announced acquisition of McCormick & Schmick’s Seafood Restaurants, Inc. (the “Acquisition”).  The Notes will be offered in a private placement in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, and to non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act.

Landry’s will use the net proceeds from the offering of the Notes, together with the proceeds of the issuance of $50 million of additional term loans under its senior secured credit facility, to finance the Acquisition and to pay related fees and expenses.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. Any offer of the securities will be made only by means of a private offering memorandum.  The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-Looking Statements

This press release contains forward-looking statements regarding Landry’s intention to issue the Notes and its intended use of the resulting proceeds.  There is no assurance that Landry’s will successfully complete the proposed offering or use the proceeds as presently intended.  Investors should not place undue reliance on forward-looking statements as predictions of future results.  Landry’s undertakes no obligation to update or revise any forward-looking statements to reflect developments or information obtained after the date of this press release.

CONTACT:  Tilman J. Fertitta, Chairman and President, +1-713-850-1010, or Rick H. Liem, Executive Vice President and CFO, +1-713-850-1010, both of Landry’s